TCBI Q2 2016
Earnings

July 20, 2016

TEXAS CAPITAL BANCSHARES, INC.



Certain matters discussed within or in connection with these materials may contain "forward-looking statements" as defined in federal securities laws, which are subject to risks and uncertainties and are based on Texas Capital's current estimates or expectations of future events or future results. These statements are not historical in nature and can generally be identified by such words as "believe," "expect," "estimate," "anticipate," "plan," "may," "will," "intend" and similar expressions. A number of factors, many of which are beyond our control, could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the credit quality of our loan portfolio, general economic conditions in the United States and in our markets, including the continued impact on our customers from declines and volatility in oil and gas prices, rates of default or loan losses, volatility in the mortgage industry, the success or failure of our business strategies, future financial performance, future growth and earnings, the appropriateness of our allowance for loan losses and provision for credit losses, the impact of increased regulatory requirements and legislative changes on our business, increased competition, interest rate risk, the success or failure of new lines of business and new product or service offerings and the impact of new technologies. These and other factors that could cause results to differ materially from those described in the forward-looking statements, as well as a discussion of the risks and uncertainties that may affect our business, can be found in our Annual Report on Form 10-K and in other filings we make with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of this presentation. Texas Capital is under no obligation, and expressly disclaims any obligation, to update, alter or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

TEXAS CAPITAL BANCSHARES, INC.

Opening Remarks & Financial Highlights

Strong Balanced Growth

- Solid Q2-2016 growth in traditional LHI balances in continuing highly competitive C&I market
- Significant growth in average balances in MFLs consistent with seasonally strong quarter
- MCA balances increasing at pace consistent with guidance
- Continued growth in average DDAs and total deposits

Core Earnings Power

- Traditional LHI and MFL expansion continue to produce solid net revenue growth
- Operating leverage improving
- MCA will be a capital efficient contributor to earnings

Credit Quality

- Credit metrics remain acceptable despite continued higher provisioning and higher levels of NPAs related to energy
- NCOs at 39 bps in Q2-2016 or $12.0 million, with $12.1 million related to energy; other C&I charge-offs offset by recoveries
- High allowance coverage ratios

Operating Results

Net Income	EPS	ROE	Total LHI	Total Deposits
$38.9 million	$0.78	9.65%	$17.8 billion	$16.7 billion

TEXAS CAPITAL BANCSHARES, INC.

Energy Update

- Outstanding energy loans represented 6% of total loans, or $1.1 billion, at Q2-2016 compared to $1.1 billion at Q1-2016
- Allocated reserve of $58.6 million represents 5% of energy loans
- E&P portfolio concentrated in long-lived production with low lifting costs, 60% oil and 40% gas
- TCBI's energy loans other than reserved-based E&P are slightly more than 1% of total loans
- Provision reflective of continued risk grade migration occurring in Q2-2016
  - $12.1 million of energy charge-offs in Q2-2016 previously reserved
  - Reserve increased by $7 million after NCOs
- Energy non-accruals decreased as a result of current quarter charge-offs and paydowns
  - Non-accruals $125.9 million at Q2-2016 compared to $141.3 million at Q1-2016
  - After spring redetermination and both internal and external review, criticized energy loans increased to 22% of energy loans at Q2-2016 from 21% at Q1-2016
  - Total criticized at Q2-2016 $247.2 million, includes classified of $207.0 and all NPAs
- Borrowing bases are defined by conservative advances (generally 60%-65%) of the NPV of expected future cash flows estimated using future prices as one of numerous inputs, including the effects of hedges
  - Proven, non-producing collateral is given only minimal weighting in borrowing base determinations
- TCBI has significant control over exposure to unfunded commitments
  - Total of all unfunded commitments less than one-third of current outstanding energy loans
  - Unfunded commitments related to loans that are currently criticized are less than $10 million
- Market update
  - Very few banks competing
  - Better structures, more hedging
  - Covenants and advance rates more consistent with regulatory review standards

Texas Capital Bancshares, Inc.

Houston Market Risk Real Estate

(in thousands except % data)	Q2 2016	% of Total Houston Market Risk CRE	Q1 2016	% of Total Houston Market Risk CRE
Apartment buildings	$230,378	28%	$241,189	32%
Commercial buildings[1]	150,554	18%	144,359	18%
Shopping center/mall buildings	103,094	13%	103,764	13%
Hotel/motel buildings	128,728	16%	112,232	14%
Manufacturing/Industrial	114,571	14%	111,969	14%
Other	86,686	11%	69,811	9%
Total Houston Market Risk CRE (excluding builder finance loans)	$814,011		$783,324	
Percentage of total LHI	5%		5%	

- The above table summarizes our Houston market risk real estate portfolio, excluding loans related to our builder finance line of business
- Of the June 30, 2016 total, $8.6 million were "special mention"; no "substandard" loans and no NPAs
- The linked quarter increase in outstanding balances was due primarily to new fundings on previous commitments

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(1) Commercial buildings includes office and build-to-suit properties

TEXAS CAPITAL BANCSHARES, INC.



Major Texas Metro Areas	Unemployment Rate[2]
Austin-Round Rock	2.9%
DFW-Arlington	3.5%
Houston metro	4.8%
San Antonio	3.4%

- While cities directly involved in the oil/gas industry are more exposed to the energy downturn, Texas as a whole and TCB markets are more resilient, due to improvement in its economic diversification, corporate relocations and strong population growth
- All of our national lines of business have been operating for many years, increasing our geographic diversification as each gained additional market share
- National Business balances include Mortgage Finance, Builder Finance, Lender Finance, BDCF and national depository businesses
- Our national LOBs include Texas clients, but Texas clients represent less than 20% of their total business

Note: (1) Texas Regions loan balances include balances from the Energy business (2) Unemployment data through April 30, 2016

TEXAS CAPITAL BANCSHARES, INC.

Net Interest Income & Margin

Earning Asset & Margin Trends



Loans   Other Earning Assets   Total Loan Spread   NIM

Quarterly Change

NII ($MM)		NIM (%)
$144.8	Q1 2016	3.13%
4.4	Increase in loan fees	.09
9.6	Increase in LHI & LHS balances	-
(.4)	Decrease in MF loan yields	(.01)
(1.4)	Decrease in LHI net loan yields	(.03)
.1	Increase in liquidity assets	(.03)
-	Increase in free funds contribution/others	.03
$157.1	Q2 2016	3.18%

NIM Highlights

- Net interest income growth of 8% from Q1-2016 and 10% from Q2-2015
- Adjusted NIM net of effect of liquidity is 3.68%
- Strong MFL balances continue to benefit NII with small negative to NIM
- Loan fees, including syndication fees, were back to a more normalized level in Q2-2016 as compared to Q1-2016
- Total Average Liquidity Assets 16% of earning assets with yield of 52 bps; significantly reduces NIM, but no adverse impact on NII

TEXAS CAPITAL BANCSHARES, INC.

Loan Growth

Average Balance Trends ($B)



Total Loan Composition
($17.8 Billion at 6/30/16)



Growth Highlights

- Broad-based growth in average traditional LHI – Growth of $335.5 million (3%) from Q1-2016 and $1.3 billion (12%) from Q2-2015
- Period-end balance $226.2 million higher than Q2-2016 average balance
- MF performance continues to be strong with increase in average of 18% from Q1-2016
- Consistent with trends, average MFLs represent 26% of total average LHI at Q2-2016 compared to 30% at period end

TEXAS CAPITAL BANCSHARES, INC.

Deposit Growth

Average Balance Trends ($B)



Funding Costs



Growth Highlights

- Core funding costs – deposits and borrowed funds decreased by 1 bps compared to increase in LHI yields of 4 bps
- Continued deposit growth consistent with strategic opportunity to build deposit base
  - Increase in linked quarter deposits, with liquidity maintained at a high level
  - Impact on NIM consistent with objectives, and will fluctuate from quarter to quarter based on levels of liquidity assets, use of borrowed funds and related loan mix
  - Significant increase in asset sensitivity and duration of low-cost funding over past several years

Texas Capital Bancshares, Inc.

Non-interest Expense

Quarterly Change

Non-interest expense ($MM)	Increase/ (Decrease)
Q1 2016	**$86.8**
Salaries and employee benefits – related to stock price changes	2.8
Salaries and employee benefits – FICA and seasonal payroll related items	(1.8)
Salaries and employee benefits – performance based incentives, LTI and annual incentive pool	1.0
Salaries and employee benefits – continued build out	1.2
FDIC assessment	0.6
Other professional – can vary from quarter to quarter	0.9
All other – includes occupancy, technology, marketing, MSR amortization and impairment, all with some one-time and seasonal expenses	2.8
Q2 2016	**$94.3**

Efficiency Ratio

- 55.1% for Q2-2016 compared to 55.6% for Q1-2016
- Linked quarter increase in salaries expense primarily related to effect of change in stock price
- MCA-related expenses and Wealth Management build out
- Impact of MCA net operating losses for Q2-2016 of $1.6 million ($1.0 million, after tax) or $.02 compared to Q1-2016 of $2.4 million ($1.5 million, after tax), or $.03 per share

TEXAS CAPITAL BANCSHARES, INC.

Performance Summary - Quarterly

(in thousands)	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Net interest income	$ 157,069	$ 144,783	$ 142,188	$ 142,048	$ 142,285
Non-interest income	13,932	11,297	11,320	11,380	12,771
Net revenue	171,001	156,080	153,508	153,428	155,056
Provision for credit losses	16,000	30,000	14,000	13,750	14,500
Non-interest expense	94,255	86,820	87,042	81,688	81,276
Income before income taxes	60,746	39,260	52,466	57,990	59,280
Income tax expense	21,866	14,132	17,713	20,876	21,343
Net income	38,880	25,128	34,753	37,114	37,937
Preferred stock dividends	2,437	2,438	2,437	2,438	2,437
Net income available to common shareholders	$ 36,443	$ 22,690	$ 32,316	$ 34,676	$ 35,500
Diluted EPS	$ .78	$ .49	$ .70	$ .75	$ .76
Net interest margin	3.18%	3.13%	3.01%	3.12%	3.22%
Net interest margin excl. liquidity assets	3.68%	3.63%	3.63%	3.66%	3.66%
ROA	.77%	.53%	.72%	.79%	.83%
ROA excl. liquidity assets	.84%	.57%	.84%	.91%	.93%
ROE	9.65%	6.13%	8.82%	9.69%	10.32%
Efficiency	55.1%	55.6%	56.7%	53.2%	52.4%

TEXAS CAPITAL BANCSHARES, INC.

2016 Outlook

Business Driver	2016 Outlook v. 2015 Results	Comments & Changes since April 20, 2016
Average LHI	High single to low double-digit percent growth	–
Average LHI – Mortgage Finance	Low single-digit percent growth	Increased from flat to low single-digit percent growth
Loans held for sale (MCA)	Greater than $300 million average outstandings	–
Average Deposits	Low to mid-teens percent growth	Increased from high single to low double-digit growth
Net Revenue	Low to mid-teens percent growth	Decreased from mid to high-teens percent growth with offset from reduced NIE
Net Interest Margin	3.00% to 3.20% 3.50% to 3.60%, excluding effect of liquidity assets	Added guidance for NIM including effect of liquidity assets
Provision Expense	Mid-$60 to mid-$70 million level	Increased provision guidance from mid-$60 million level and removed NCO guidance
NIE	Low to mid-teens percent growth	Decrease from mid to high-teens percent growth
Efficiency Ratio	Low to mid-50's	Decrease from mid-50's

TEXAS CAPITAL BANCSHARES, INC.

Asset Quality

Non-accrual loans	Q2 2016
Commercial	$ 162,625
Construction	–
Real estate	2,804
Consumer	–
Equipment leases	–
Total non-accrual loans	165,429
Non-accrual loans as % of LHI excluding MF	1.32%
Non-accrual loans as % of total LHI	.93%
OREO	18,727
Total Non-accruals + OREO	$ 184,156
Non-accrual loans + OREO as % of loans excluding MF + OREO	1.47%
Reserve to non-accrual total LHI	1.0x

NCO / Average Traditional LHI



Combined Reserves/ Trad'l LHI	1.15%	1.09%	1.06%	1.28%	1.41%

Asset Quality Highlights

- Total credit cost of $16.0 million for Q2-2016, compared to $30.0 million in Q1-2016 and $14.5 million in Q2-2015
- NCOs $12.0 million, or 39 bps, in Q2-2016 compared to 25 bps in Q1-2016 and 14 bps in Q2-2015
- NPL ratio at .93% and at manageable level
- $12.1 million in charge-offs related to energy; energy NPAs at $125.9 million for Q2-2016 compared to $141.3 million in Q1-2016

Texas Capital Bancshares, Inc.

Closing Comments

- Strong traditional LHI growth in Q2-2016 and in line with full-year guidance

- Continue to proactively manage energy portfolio as well as overall credit; remain confident in underwriting standards, portfolio composition and current reserve level; pleased with minor change in level of criticized assets after redetermination and intensive review

- Modest change in provision guidance

- Seasonally strong mortgage finance average balances in Q2-2016 as expected, with normal quarter-end surge in balances; significantly increased participation balances

- Focused on future ROE improvement from existing business with efficiencies, improved non-interest income from new LOBs and targeted growth in highest return businesses

- Improvement in MCA in Q2-2016 and positioned to provide meaningful income contribution

TEXAS CAPITAL BANCSHARES, INC.



Q&A

TEXAS CAPITAL BANCSHARES, INC.



Appendix

TEXAS CAPITAL BANCSHARES, INC.

Average Balances, Yields & Rates - Quarterly

(in thousands)	Q2 2016		Q1 2016		Q2 2015	
	Avg. Bal.	Yield Rate	Avg. Bal.	Yield Rate	Avg. Bal.	Yield Rate
Assets						
Securities	$ 27,661	3.61%	$ 29,102	3.66%	$ 36,508	3.62%
Liquidity assets	3,184,127	.52%	2,953,589	.50%	2,304,422	.25%
Loans held for sale	157,898	3.44%	126,084	3.49%	–	–
LHI, mortgage finance	4,412,091	3.10%	3,724,513	3.14%	4,573,478	2.96%
LHI	12,276,272	4.35%	11,910,788	4.25%	10,941,029	4.32%
Total LHI, net of reserve	16,524,047	4.06%	15,494,176	4.02%	15,405,421	3.95%
Total earning assets	19,893,733	3.49%	18,602,951	3.46%	17,746,351	3.47%
Total assets	$20,438,470		$19,108,976		$18,233,826	
Liabilities and Stockholders' Equity						
Total interest bearing deposits	$ 9,082,469	.40%	$ 8,850,004	.40%	$ 7,777,415	.29%
Other borrowings	1,411,387	.42%	1,346,998	.39%	1,565,874	.16%
Total long-term debt	394,211	5.03%	394,119	5.01%	393,847	4.91%
Total interest bearing liabilities	10,888,067	.57%	10,591,121	.57%	9,737,136	.46%
Demand deposits	7,767,693		6,730,586		6,804,994	
Stockholders' equity	1,668,783		1,638,851		1,530,082	
Total liabilities and stockholders' equity	$20,438,470	.30%	$19,108,976	.32%	$18,233,826	.24%
Net interest margin		3.18%		3.13%		3.22%
Net interest margin excl. liquidity assets		3.68%		3.63%		3.66%
Total deposits and borrowed funds	$18,261,549	.23%	$16,927,588	.24%	$16,148,283	.16%
Loan spread		3.82%		3.77%		3.79%

TEXAS CAPITAL BANCSHARES, INC.

Average Balance Sheet - Quarterly

(in thousands)	QTD Average			Q2/Q1 % Change	YOY % Change
	Q2 2016	Q1 2016	Q2 2015		
Total assets	$20,438,470	$19,108,976	$18,233,826	7%	12%
Loans held for sale	157,898	126,084	–	25%	100%
Loans held for investment	12,276,272	11,910,788	10,941,029	3%	12%
Loans held for investment, mortgage finance	4,412,091	3,724,513	4,573,478	18%	(4)%
Total loans held for investment	16,688,363	15,635,301	15,514,507	7%	8%
Liquidity assets	3,184,127	2,953,589	2,304,422	8%	38%
Demand deposits	7,767,693	6,730,586	6,804,994	15%	14%
Total deposits	16,850,162	15,580,590	14,582,409	8%	16%
Stockholders' equity	1,668,783	1,638,851	1,530,082	2%	9%

TEXAS CAPITAL BANCSHARES, INC.

Period End Balance Sheet

(in thousands)	Period End			Q2/Q1 % Change	YOY % Change
	Q2 2016	Q1 2016	Q2 2015		
Total assets	$21,080,994	$20,210,893	$17,818,030	4%	18%
Loans held for sale	221,347	94,702	–	134%	100%
Loans held for investment	12,502,513	12,059,849	11,123,325	4%	12%
Loans held for investment, mortgage finance	5,260,027	4,981,304	4,906,415	6%	7%
Total loans held for investment	17,762,540	17,041,153	16,029,740	4%	11%
Liquidity assets	2,624,170	2,644,418	1,337,364	(1)%	96%
Demand deposits	7,984,208	7,455,107	6,479,073	7%	23%
Total deposits	16,703,565	16,298,847	14,188,276	2%	18%
Stockholders' equity	1,684,735	1,647,088	1,554,529	2%	8%

TEXAS CAPITAL BANCSHARES, INC.